UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. de C.V. (GAP)

ANNOUNCES RESULTS FOR 1Q07

Guadalajara, Jalisco, Mexico, April 24, 2007 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) today reported unaudited results for the first quarter of 2007, ended March 31, 2007. Figures are unaudited and have been prepared in accordance with Generally Accepted Accounting Principles in Mexico (NIF). Except as otherwise indicated, all peso amounts are presented herein in constant pesos with purchasing power as of March 31, 2007.

Highlights of 1Q07 versus 1Q06:

•

Revenues increased 11.8%, or Ps. 86.0 million, mainly due to a Ps. 58.1 million (9.5%) increase in revenues from aeronautical services. This was due to an increase in passenger charges of 10.5% (Ps. 52.5 million), which represented 90.4% of the increase in revenues from aeronautical services and 61.1% of the increase from total revenues.

•

Revenues from non-aeronautical services increased Ps. 28.0 million, or 22.8%. This amount includes income from the leasing of commercial space to time share developers, which grew Ps. 10.8 million, or 152.8% in the first quarter of 2007.

•	Passenger traffic increased 8.1% and workload units (WLU)[1] increased 8.2%.

•	Cost of services increased 2.4% in real terms; however, as a percentage of revenues, it decreased 8.4%, and per WLU, it decreased 5.4%.

•

As a result of the increase in revenues, the cost corresponding to government concession fees increased 11.9%. The technical assistance fee increased 14.7% as a result of this increase and the 4.1% increase in the cost of services (excluding payment for technical assistance, depreciation and amortization), which offset the higher revenues.

•	Operating income increased Ps. 61.3 million, or 18.0%.

•	EBITDA increased Ps. 73.8 million, or 14.6%.

•	Net income increased Ps. 73.4 million, or 35.8%, mainly due to the aforementioned operating improvement and the decrease in the tax rate of 8.3 percentage points, from 40.4% to 32.1%.

_________________________

1  Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman Perera, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacifico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 216	Tel: 212-406-3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

Operating Results:

Terminal Passenger Traffic

During the first quarter of 2007, total terminal passengers increased 8.1% as a result of a 20.5% increase in domestic passenger traffic.

Domestic passenger traffic during the first quarter of 2007 experienced a net increase of 585.2 thousand passengers, a 20.5% increase compared to the first quarter of 2006. This was the result of a combined increase of 598.6 thousand passengers at the Tijuana, Guadalajara, Bajio, Los Cabos, La Paz, Puerto Vallarta, Los Mochis, Hermosillo and Morelia airports, which was partly offset by a combined decline of 13.4 thousand passengers at the Mexicali, Manzanillo and Aguascalientes airports.

Of the 598.6 thousand passenger increase, it is important to note that terminal passenger traffic rose by 214.0 thousand at the Tijuana airport, by 213.7 thousand at the Guadalajara airport, by 43.5 thousand at the Bajio airport, by 32.0 thousand at the Los Cabos airport, by 26.8 thousand at the La Paz airport, by 22.4 thousand at the Puerto Vallarta airport, by 19.1 thousand at the Los Mochis airport, by 15.3 thousand at the Hermosillo airport, and by 11.9 thousand at the Morelia airport. On an individual basis, during the first quarter of 2007, the Tijuana, Guadalajara, Bajio, Los Cabos, La Paz, Puerto Vallarta, Los Mochis, Hermosillo and Morelia airports recorded increases of 25.6%, 23.9%, 29.5%, 27.3%, 25.7%, 15.8%, 40.2%, 5.5% and 15.9%, respectively, compared to the first quarter of 2006.

In the cases of the Guadalajara, Tijuana, Los Mochis, La Paz, Hermosillo, Morelia and Bajio airports, the growth resulted primarily from the increase in the number of seats available due to the initiation of new routes and greater flight frequencies by the low-cost carriers. In the case of Los Cabos and Puerto Vallarta the increase was caused by the initiation of operations by the low-cost carriers at these airports as well as the growing popularity of these tourist destinations among domestic travelers.

Three airports accounted for a combined 13.4 thousand domestic passenger decrease: Mexicali (6.9 thousand), Manzanillo (6.3 thousand) and Aguascalientes (0.2 thousand). On an individual basis, during the first quarter of 2007, the Mexicali, Manzanillo and Aguascalientes airports recorded decreases in domestic passenger traffic of 5.4%, 20.3%, and 0.3%, respectively, compared to the first quarter of 2006.

Due in part to cyclical migration patterns and the marketing efforts of airlines, domestic passenger traffic to and from the Tijuana and Mexicali airports tends to alternate between the two. This effect was visible during the first quarter of 2007 when domestic passenger traffic at Tijuana rose by 214 thousand terminal passengers, while domestic passenger declined at Mexicali by 6.9 thousand terminal passengers. It is important to note that, to date, the Mexicali airport does not have any low-cost carriers that are able compete with the fare offerings in Tijuana.

International passenger traffic declined by 159.2 thousand terminal passengers compared to the first quarter of 2006. This was the result of a combined decrease in international terminal passengers at the Guadalajara, Los Cabos, Puerto Vallarta, Morelia, Bajio, Hermosillo and Los Mochis airports. This was partially offset by a combined increase of 15.3 thousand international passengers at the following five airports: Manzanillo (5.6 thousand), La Paz (4.6 thousand), Tijuana (2.6 thousand), Aguascalientes (2.1 thousand) and Mexicali (0.4 thousand), representing increases of 9.1%, 41.4%, 85.5%, 8.9% and 44.7%, respectively, compared to the first quarter of 2006.

The decrease of 174.9 thousand international passengers was mainly due to the decline of traffic at the Guadalajara, Los Cabos, Puerto Vallarta, Morelia, Bajio, Hermosillo and Los Mochis airports. In the case of the Los Mochis airport, this decline was due to the suspension of the Los Mochis-Los Angeles route, which was operated by Aerocalifornia, and has not yet been re-initiated. We expect the recovery of a portion of this traffic with the re-initiation of this route by Delta Airlines during the second quarter of 2007.

In the cases of the Guadalajara, Bajio and Morelia airports, the decrease in international passenger traffic was possibly a result of the substitution effect as several of the low-cost carriers have increased the number of frequencies to and from Tijuana. This resulted in numerous passengers choosing to fly to the U.S. via Tijuana due to lower fares, therefore decreasing traffic on flights to and from California. It is important to note that the decline in terminal passenger traffic in the Los Cabos and Puerto Vallarta airports is related to the fact that the effects of Hurricane Wilma, which caused damage to the airports and tourist destinations of the Gulf of Mexico region, i.e. Cancun and Cozumel, affected the first quarter of 2006 results but were no longer a factor in the 1Q07 results.

The increase at the Aguascalientes airport reflects higher passenger traffic on routes to and from Houston, Texas and Ontario, California. The increase at the La Paz airport was driven by the increase in the number of direct routes to and from the United States and, in the case of Tijuana, it was driven by the introduction of the new Tijuana – Tokyo route by Aeromexico.

A highlight of the first quarter of 2007 was that the low-cost carriers (Alma, Interjet, Volaris, Click, A Volar and VivaAerobus) transported within GAP’s airport network a total of 1,025.4 thousand domestic passengers (29.77% of GAP’s domestic traffic) to and from Guadalajara, Bajio, La Paz, Los Mochis, Hermosillo, Morelia, Puerto Vallarta, Tijuana and Los Cabos airports. As of March 31, 2007, these six airlines offered a total of 673 weekly frequencies within 38 departure routes.

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

1Q07 Consolidated Results

Revenues for the first quarter of 2007 increased Ps. 86 million, 11.8% higher than in the first quarter of 2006, from Ps. 731.8 million to Ps. 817.8 million, mainly due to:

- Aeronautical services revenues, which increased by Ps. 58.1 million, or 9.5% of the total increase in revenues compared to the first quarter of 2006, due primarily to an increase of Ps. 52.5 million in passenger charges, which represented 90.4% of the increase. Airplane landing and parking fee revenues together rose Ps. 3.8 million (representing 6.6% of the increase in aeronautical revenues).

- Non-aeronautical services revenues increased 22.8%, or Ps. 28.0 million, compared to the first quarter of 2006. Revenues from the leasing of space to time-share developers in the Puerto Vallarta and Los Cabos airports were the main drivers of this increase, contributing Ps. 10.8 million (representing 38.6% of the increase for non-aeronautical revenues). Additionally, revenues from parking, leasing to commercial spaces (not including duty-free shops), car rental companies and food and beverage spaces, combined, drove the increase in commercial revenue by Ps. 15.0 million (or 53.5% of non-aeronautical service revenues). Non-aeronautical revenues per passenger were Ps. 26.5 compared to Ps. 23.3 in the first quarter of 2006, representing an increase of 13.6%.

Total operating costs and expenses increased Ps. 8.2 million, an increase of 4.1%, primarily as a result of the following:

•	Cost of services increased Ps. 3.9 million, or 2.4%, mainly due to:

•

Employee costs decreased 2.7%, or Ps. 2.1 million due to a decrease in the amount of severance payments and one less paid business day in 1Q07. All other costs in this line item remained substantially in line with the first quarter of 2006.

•	Maintenance costs increased Ps. 1.4 million, or 6.7%, due to several maintenance projects that took place, mainly in the buildings and installations of the Los Mochis and Los Cabos airports.

•

Security and Insurance increased 10.7%, or Ps. 2.4 million, due mainly to an increase in security personnel due to terminal expansions in some of the Company’s airports, as well as an increase in the cost of security services.

•

Service costs increased Ps. 2.1 million, or 13.9%, mainly as a result of higher electricity consumption due to increases in tariffs as well as the additional infrastructure necessary to comply with the Company’s Master Development Programs[2].

•

Other operating costs remained flat with a decrease of 0.2% compared to the first quarter of 2006. However in 1Q07 this cost includes the Employee Profit Sharing for Ps. 0.2 million, which in 2006, was reported as a tax expense.

As a result of the higher revenues for the period, government concession fees increased 11.9%.

Also due to the Company’s higher revenues as well as tighter cost controls, technical assistance fees increased 14.7%.

Operating margin increased 2.6 percentage points, from 46.6% in the first quarter of 2006 to 49.2% in 1Q07. This increase was mainly the result of the increase in revenues and controlled operating costs, while the EBITDA margin increased 1.8 percentage points, from 69.2% in the first quarter of 2006 to 71.0% in the first quarter of 2007.

Net Income was Ps. 73.4 million higher in 1Q07 compared to the first quarter of 2006, rising from Ps. 205.3 million in the first quarter of 2006 to Ps. 278.8 million in 1Q07. This represents an increase of 35.8%. Due to the aforementioned factors, net income before taxes increased 19.2%, while the remaining 16.6% was driven by the Ps. 7.2 million tax benefit (from Ps. 139.0 million in the first quarter of 2006 to Ps. 131.8 million in the first quarter of 2007). This tax reduction was a result of the favorable ruling the Company received in 4Q06 regarding the asset tax treatment of the

_________________________

2  For a description of our Master Development Programs, please see our offering prospectus dated February 23, 2006, which is available online at http://www.aeropuertosgap.com.mx airports in Aguascalientes, Hermosillo, La Paz, Los Mochis, Manzanillo and Morelia as well as changes in the asset tax law for 2007.

Summary of Consolidated Results for 1Q07 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 11.0427 per U.S. dollar (the U.S. Federal Reserve noon buying rate at March 30, 2007).

- Under Mexican GAAP EBITDA consists of operating income plus depreciation and amortization. EBITDA calculated according to U.S. GAAP differs from that under Mexican GAAP and would amount to Ps. 504.6 million and Ps. 580.8 million for 1Q06 and 1Q07, respectively.

Other Important Data for 1Q07 (in thousands of pesos):

Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Operating Costs / Expenses for 1Q07 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation (SCT) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per WLU at each airport.

Regulated revenues for the first quarter of 2007 were Ps. 667.4 million, resulting in an average rate per WLU of Ps. 110.0. Regulated revenues accounted for 81.6% of total revenues for the period.

The Mexican Ministry of Communications and Transportation annually reviews our compliance with the maximum rates; to date, they have notified the Company that it complied for 2005, and while the review for 2006 compliance has already been initiated, the final notification of compliance for 2006 remains pending.

Balance Sheet

The Company’s management believes that we maintain a healthy cash and short-term investment position, with a balance of cash and cash equivalents of approximately Ps. 1,364.7 million at March 31, 2007, which the Company’s management believes is evidence of our potential as well as a source of liquidity that should enable us to fulfill our Master Development Program’s goals during 2007.

Other Current Assets at the close of 1Q07 includes the benefit from the final resolution in the manner of calculating asset tax at some of our airports, which reached Ps. 210.5 million.

As of March 31, 2007, the Company’s principal assets consisted of the concessions, with a balance of Ps. 17,469.8 million, rights to use airport facilities, with a balance of Ps. 2,393.6 million and fixed assets, with a balance of Ps. 2,421.3 million, representing approximately 66.9%, 9.2% and 9.3% of total assets, respectively.

CAPEX

During 1Q07, the Company invested Ps. 78.0 million in fixed assets, representing a 48.4% decrease compared to investments in fixed assets during the same period of 2006.

These investments allow GAP to maintain airport facilities in the most modern and optimal operating conditions, while also complying with obligations under the Master Development Program.

Recent Events

On April 20, 2007, the Company announced that Carlos Del Rio, the Company's Chief Executive Officer, tendered his resignation as CEO of GAP in order to pursue other projects for ACS in his native Spain. Such resignation will become effective July 1, 2007, and Mr. del Rio will continue to fulfill his duties as Chief Executive Officer until that time. Jorge Sales Martinez has been named as the Company's new Chief Executive Officer with effect on July 1, 2007.

On March 27, 2007, the Company announced that the Mexican Ministry of Communications and Transportation (SCT) suspended the commercial operations of Lineas Aereas Azteca and granted the airline 90 days to correct its deficiencies prior to resuming its operations. Of the routes operated by Lineas Aereas Azteca at GAP’s airports, none were operated exclusively, or dominated by this airline. As a result, most of the impact from the suspension will be quickly absorbed by the existing flights of other airlines that currently operate such routes.

On December 14, 2006 the Company announced the favorable ruling reached by the appellate court of Mexico for the airports of Aguascalientes, Hermosillo, La Paz, Los Mochis, Manzanillo and Morelia. The Company obtained approval to calculate the asset tax basis taking into account only the strategic partner’s 15% ownership interest in the Company.

To date the Company has requested a refund for the amounts paid from 2002-2006 for the airports of Aguascalientes, Hermosillo, La Paz and Manzanillo. The airports of Los Mochis and

Morelia are still pending. As per April 18, 2007, the Aguascalientes’ local tax office turned down the Company’s request for this time period. Currently, the Company is appealing this ruling and expects that there will be a delay the recovery of this payment. The amount of the refund for the Aguascalientes airport is Ps. 27.1 million. The rest of the airports are currently involved in the normal process.

With respect to the airports of Guadalajara, Tijuana, Los Cabos, Puerto Vallarta, Bajio and Mexicali, the Company is still waiting for the decision.

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating Results by Airport (in thousands of pesos):

(1) Others includes the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Exhibit B: Consolidated Balance Sheet as of March 31, (in thousands of pesos):

Exhibit C: Consolidated Statement of Changes in Financial Position (in thousands of pesos):

Exhibit D: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

* Employee Profit Sharing is only for 1Q06

2007 Outlook

The Company anticipates the growth trend in domestic passenger traffic in 2007 to be above the historical average, driven mainly by a greater coverage of LCCs within its airport network as well as a greater number of routes and frequencies by these airlines. This growth depends, however, among many other factors, on these airlines achieving their business plans and receiving their requested aircraft purchases, which, according to Mexican media, they expect to receive over the course of 2007.

* * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By:	/s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: April 24, 2007